                 WTTJ CORP.

November 7,  2012

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re: WTTJ Corp Form S-1

Originally filed on May 7, 2012

File No. 000-54082

Dear Mr. Shuman:

We are hereby requesting acceleration of effectiveness of the above referenced S-1 Registration Statement, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EST on Thursday,  November 8, 2012 or as soon as there after practicable.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, the registrant acknowledges that:

•the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the

Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Registrant may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Registration at my fax at 734-424-2624.

Thank you for your assistance.

Sincerely,

WTTJ Inc.

/s/ Peter Klamka

Peter Klamka

President